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                                           Filed by Northrop Grumman Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14 d-2
                                          of the Securities Exchange Act of 1934

                                        Subject Company:  Comptek Research, Inc.
                                               Commission File Number: 333-40862

The following text is of a press release issued by Northrop Grumman Corporation on August 23, 2000

Comptek Research, Inc. security holders should read the Tender Offer Statement filed with the Securities and Exchange Commission because it contains important information. Investors may get the Tender Offer Statement and other filed documents at no charge at the Securities and Exchange Commission's web site (www.sec.gov)


                         Northrop Grumman Contact:  Jim Taft (310) 201-3335

For Immediate Release

     LOS ANGELES - Aug. 23, 2000 -- Northrop Grumman Corporation (NYSE: NOC) announced today that the registration statement relating to its pending exchange offer for all outstanding shares of Comptek Research Inc. (AMEX: CTK) has been declared effective by the Securities and Exchange Commission. The exchange offer is currently set to expire at midnight E.D.T. tonight.

     Requests for assistance or for copies of the offer materials should be directed to the information agent for the offer, Georgeson Shareholder Communications Inc., at 800-223-2064.

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